Exhibit 99.1

Auris Medical Announces Extraordinary General Meeting of Shareholders

•	Proposed capital restructuring to ensure compliance with Nasdaq minimum bid price rule contingent on Company’s share price development

•	Alain Munoz proposed as new member of the Board of the Directors

Zug, Switzerland, February 9, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced an Extraordinary General Meeting (“EGM”) of shareholders to take place in Zug, Switzerland, on March 12, 2018, at 8:30am CET.

Conditional capital restructuring

The Board of Directors proposes a restructuring of its share capital that would effectuate a reverse stock split in the event that the Company’s shares do not trade at a level which would ensure compliance with the Nasdaq’s minimum bid price rule in the 10 trading days prior to the EGM or up to 5 trading days after the EGM. The proposal provides that the restructuring would not take place if the closing price of the Company's shares has been at or above $2 during that period. If the closing price during that period has been between $1 and $2, then the Board of Directors may at its sole discretion decide on whether or not the restructuring shall take place.The 10-to-1 reverse split would be carried out through the statutory merger of Auris Medical Holding AG into a wholly-owned Swiss subsidiary which would assume the name of the former and the listing on Nasdaq Capital Market. The Company’s shares would continue trading under the ticker symbol “EARS”.

Elections to the Board of Directors

Shareholders will be asked at the EGM to vote on several other corporate matters, including the election of the members of the Board of Directors for the term up to the ordinary General Meeting 2019. It is proposed to re-elect Thomas Meyer (Chairman), Armando Anido, Calvin Roberts and Mats Blom and to elect Alain Munoz as a new member. Oliver Kubli and Berndt Modig will not be standing for re-election.

"We would like to thank Oliver and Berndt for their great contributions to our company," commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. "At the same time, we are delighted to propose the election of Alain Munoz to our Board of Directors. Alain has built a great track record in key roles with several European biotech and pharmaceutical companies and knows our company well from having served on its Board already between 2007 and 2015."

A copy of the invitation to the EGM, including detailed information on the conditional capital restructuring, is available on the Company's website www.aurismedical.com in the Investors section.

The Board of Directors may choose to cancel the EGM in the event that compliance with the Nasdaq minimum bid price rule is achieved prior to the EGM or shortly thereafter, in which case the Board of Directors would call an ordinary General Meeting instead to vote on the general agenda items.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for the treatment of vertigo (AM-125) as well as early-stage research and development projects.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the likelihood that the shareholders approve the Merger at the Extraordinary General Meeting, Auris Medical’s ability to comply with Nasdaq listing requirements, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350, hle@aurismedical.com

Investor contact: Daniel Ferry, LifeSci Advisors, LLC, 1-617-535-7746, investors@aurismedical.com